EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]

                                -----------------

PRESS RELEASE
FOR IMMEDIATE RELEASE
MARCH 23, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES 2003 FINANCIAL RESULTS
--------------------------------------------------------------------------------

CALGARY, MARCH 23, 2004 - (VKR.UN) Viking Energy Royalty Trust ("Viking") announces its financial results for the year ending December 31, 2003. All dollar figures are in Canadian funds unless otherwise stated.

The year ended December 31, 2003 has proven to be one of Viking's most active in all areas with the internalization of its management company, the corporate acquisition of KeyWest Energy Corporation, one major property acquisition, three financings, and the largest capital development program to date.

HIGHLIGHTS FOR 2003

o Annual average daily production increased for the seventh straight year, growing by 42% to 17,626 BOE per day from 12,434 BOE per day.

o    Revenue in 2003 increased 70% from 2002 to $229.2 million.

o Funds from operations were $115.7 million in 2003, a 68% increase from 2002.

o Distributions declared per Unit totaled $1.28 in 2003, a 10% increase from 2002.

o Acquired KeyWest Energy Corporation for $327.0 million through a plan of arrangement.

o Net Loss of $45.1 million in 2003 resulting from the recognition of an impairment of $130 million ($85 million after the effect of taxes) on the Trust's oil and gas assets. Substantially all of the impairment related to the KeyWest assets.

o Completed two equity financings, raising approximately $88 million and issued $75.0 million worth of 5-year Convertible Debentures with a 10.5% coupon rate.

FINANCIAL                                                           YEARS ENDED DECEMBER 31
($000's, except per unit and per BOE(1) amounts)                   2003           2002     % change
--------------------------------------------------------------------------------------------------------
Revenue                                                          229,190        134,697              70
Funds from Operations(2)                                         115,729         68,792              68
Funds from Operations per Unit(2)                                   1.37           1.28               7
Net (Loss) Income(3)                                             (45,095)        16,911           (367)
Net (Loss) Income per Unit                                         (0.62)          0.31           (300)
Cash Available for Distribution                                  106,925         67,884              58
Cash Available for Distribution, per Unit                           1.27           1.26               0
Distributions                                                    106,560         62,477              71
Distributions, per Unit(4)(5)                                       1.28           1.16              10
Investor Netback per BOE                                           16.53          14.97              10
Debt(6)                                                          123,666         92,768              33
# of Units outstanding at period end                              96,859         54,715              77
Weighted Average # Trust Units                                    84,359         53,815              57
--------------------------------------------------------------------------------------------------------

(1) BOE: barrels of oil equivalent - 6 Mcf of natural gas equals one barrel of oil

(2) Management uses funds from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Funds from operations as presented are not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow and funds from operations throughout this report are based on cash flow before changes in non-cash working capital.

(3) Net income per unit calculation removes the convertible debenture interest as required by Canadian GAAP.

(4)  Declared distributions if Unit held throughout the period.

(5) When total distributions per unit are calculated on a weighted average basis, the per unit number is $1.26 (6) Debt is total current and long-term

OPERATIONAL                                                                    2003            2002        % Change
--------------------------------------------------------------------------------------------------------------------
Daily Production
                  Oil   (bbls/d)                                              10,678          7,054              51
                  Liquids  (bbl/d)                                               456            320              42
                  Natural Gas  (Mcf/d)                                        38,950         30,358              28
--------------------------------------------------------------------------------------------------------------------
                  Total  (BOE/d at 6:1)                                       17,626         12,434              42
--------------------------------------------------------------------------------------------------------------------

Average Prices
                  Crude Oil  ($/bbl, after hedging)                            34.98          33.87               3
                  Liquids  ($/bbl)                                             34.51          25.97              33
                  Natural Gas  ($/Mcf after hedging)                            6.12           4.01              53
--------------------------------------------------------------------------------------------------------------------
                  Total ($/BOE)                                                35.64          29.68              20
====================================================================================================================

UNIT TRADING FOR 2003                                        Q1           Q2           Q3           Q4        Total
--------------------------------------------------------------------------------------------------------------------
High                                                      $7.24        $7.05        $7.20        $6.57        $7.24
Low                                                       $6.25        $6.27        $6.29        $5.12        $5.12
Volume                                               22,724,836   28,866,992   33,588,996   35,396,019  120,576,843
--------------------------------------------------------------------------------------------------------------------

MANAGEMENT, DISCUSSION & ANALYSIS

The following is management's discussion and analysis ("MD&A") of Viking's operating and financial results for the years ended December 31, 2003 and 2002 as well as information and opinions concerning the Trust's future outlook based on currently available information. This MD&A should be read in conjunction with the Trust's December 31, 2003 and 2002 consolidated financial statements and related notes.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking or outlook information which reflect management's expectations regarding the Trust's future growth, results of operations, performance and business prospectus and opportunities. The use of words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook", "forecast" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in these forward looking statements. Although management believes the expectations reflected in these forward-looking statements are reasonable, there can be no assurances that actual results will be consistent with these forward-looking statements. Readers should not put undue reliance on forward-looking information. These statements are made as of the date hereof and management assumes no obligation to update or revise these statements to reflect new events or circumstances.

In addition, forecast results could differ materially from actual results due to the risk factors as discussed in the "Business and Operational Risks" section of this MD&A. It should also be noted that Barrels of Oil Equivalent (BOE) amounts in this MD&A are derived by converting gas to oil in the ratio of 6 mcf to one barrel of oil. Also note that the use of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

RESERVES DISCLOSURE

Where any disclosure of reserves data is made in this MD&A that does not reflect all reserves of the Trust, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties. Any reference to "established reserves" has the meaning of the January 1, 2003, COGE Handbook, proved plus 50% of probable reserves, which is similar but not identical to the January 1, 2004 definition of proved plus probable reserves. For further detailed information on the Trust's final reserves effective January 1, 2004, please refer to the press release dated March 23, 2004 "Viking Energy Royalty Trust Announces Year-End Reserves".

RESULTS FROM OPERATIONS

The year ended December 31, 2003 has proven to be one of Viking's most active in all areas with the internalization of its management company, one corporate acquisition, one major property acquisition, three financings, the largest capital development program to date and a number of senior management changes. A chronology of the year's highlights brings these events into context:

OPERATIONAL

         o January 2, 2003 - Viking integrates its management company, Viking Management Ltd. (VML).

         o January 15, 2003 - Viking completes the issuance of $75.0 million worth of 5-year Convertible Debentures (the "Debentures") with a 10.5% coupon rate.

         o February 26, 2003 - Viking completes the acquisition of KeyWest Energy Corporation ("KeyWest") for $327.0 million through a plan of arrangement.

         o May 15, 2003 - Viking acquires the Alexis and Lea Park group of assets for $24.4 million.

         o May 29, 2003 - Viking raises net proceeds of $47.6 million through the issuance of 8.0 million Trust Units.

         o October 7, 2003 - The Trust raises net proceeds of $40.4 million through the issuance of 6.8 million Trust Units.



         MANAGEMENT AND BOARD CHANGES

         o July 1, 2003 - Viking strengthens its senior management team with the addition of Mr. John McGilvary, a professional geologist with 30 years of oil & gas experience as Chief Operating Officer ("C.O.O")

         o October 2003 - William A. Friley and David J. Boone are appointed to the Trust's Board of Directors.

         o        January 21, 2004 - the Trust announces the resignation of Mr.
                  A. Kirk Purdy as President, C.E.O. and Director pending the successful search for his replacement. Mr. Purdy will remain acting President, C.E.O. and director until the Board of Directors successfully hires a replacement.

ACQUISITIONS IN 2003

The Trust acquired KeyWest Energy Corporation ("KeyWest") effective February 26, 2003 through a plan of arrangement. The total purchase price after final adjustments was $327.0 million (including acquired debt of $77.6 million). The purchase price consideration was comprised of $175.9 million in Trust Units and a $66.0 million cash payment. The cash payment was funded from the proceeds of the issuance of $75.0 million worth of 10.5% unsecured subordinated convertible debentures.

The KeyWest acquisition added approximately 5,800 BOE/d to the Trust's average annual production, lower than the forecast of approximately 6,900 BOE/d. This acquisition represented production growth of approximately 47% over 2002. Lower than expected production from the Bassano and Chin Coulee fields contributed to the majority of the shortfall. Initial steep declines in these areas stabilized late in 2003. Initial established reserves acquired were estimated to be 25.8 MMBOE. The performance from these assets was weaker than expected and led to downward technical revisions of the KeyWest reserves of approximately 34%. A further implication of these revisions is that the Trust has incurred a ceiling test write-down of $130 million ($85 million after the impact of future income taxes) under the new full cost accounting guideline 16 issued by the CICA in 2003. If the Trust had not implemented the new guideline, there would not have been an impairment of Viking's capital assets. See "Impact of New Accounting Pronouncements and Continuous Disclosure Requirements" discussed later in this MD&A.

In May of 2003, the Trust, together with a related private company (see Note 6 to the Trust's consolidated financial statements), acquired an interest in the Alexis/Lea Park area for $24.4 million in cash. Initial production from these properties was approximately 650 BOE/d. A successful natural gas drilling program in the second half of 2003 increased year-end production to approximately 1,200 BOE/d.

The following discussion highlights the impact of these acquisitions on the Trust's financial and operational results for the year ended December 31, 2003.

PRODUCTION

Year-to-date                       2003               2002            Increase %
--------------------------------------------------------------------------------
Crude oil         (bbl/d)          10,678             7,054                 51
Liquids           (bbl/d)             456               320                 43
Natural Gas       (mcf/d)          38,950            30,358                 28
--------------------------------------------------------------------------------
Total Production  (BOE/d)          17,626           12,434                  42
--------------------------------------------------------------------------------

         o Approximately 88% of the total increase relates to the KeyWest acquisition. KeyWest contributed to 100% of the crude oil & liquids production growth and approximately 56% of the natural gas production growth.

         o The Alexis/Lea Park asset acquisition completed in May along with a successful drilling program in the Lea Park area have contributed to the remaining 44% growth in natural gas production.

         o Fourth quarter 2003 production was consistent with the Trust's third quarter forecast of 18,084 BOE/d.

The acquisitions of KeyWest and Alexis/Lea Park have provided the Trust with five new core areas; Bashaw, Bassano, Chin Coulee, Carbon and Alexis/Lea Park. In line with management's strategic objective, these acquisitions have helped to diversify the Trust's production portfolio, reducing its dependence on any one core area. For example, Viking's reliance on production from the Bellshill assets was reduced from 34% of total production at the end of 2002 to 19% at the end of 2003. Bashaw is the only other area within Viking's asset base that contributes more than 10% of the Trust's production. This area represents approximately 13% of Viking's production portfolio.

The current year acquisitions modestly increased Viking's oil production weighting as a percentage of its total BOE production as demonstrated by the table below:

PRODUCT                    2003 SPLIT            2002 SPLIT            CHANGE %
--------------------------------------------------------------------------------
Crude oil                         61%                   57%                4%
Liquids                            3%                    3%                --
Natural gas                       36%                   40%               (4%)
--------------------------------------------------------------------------------

In 2003, the Alberta Energy and Utilities Board ("A.E.U.B.") ruled that natural gas producing properties falling within a specific area in Northern Alberta will be subject to production to be shut-in in an effort to protect required natural pressure (provided by the natural gas reserves in this area) to produce oil sands bitumen. Management estimates that the Trust has one property that is affected by the gas over bitumen dispute, resulting in the shut-in of approximately 650 mcf/d (108 BOE/d) of production or less than one percent (on a BOE basis) of the Trust's forecast 2004 production.

For 2004, the Board of Directors approved a $30.0 million capital program. This program is targeted at managing the Trust's production decline and offsetting potential lost production from the gas over the bitumen issue. Viking anticipates that the successful completion of this program will generate average production between 16,000 - 16,500 BOE/d in 2004. This production forecast is lower than the Trust's initial forecast of 17,050 issued on February 24, 2004. Lower than initially forecast performance at the Bashaw and Tweedie areas is the source of the revision.

However, there are no assurances that the Trust's oil and natural gas properties will meet this target average production. It should be noted that similar to other issuers in the oil and gas industry, the Trust's properties are subject to natural declines. There is a development risk associated with capital enhancement activities that may not result in reserve additions or in sufficient quantities to replace annual production declines. To mitigate this risk, Viking performs a risked analysis on all development programs and proceeds with the highest ranked programs first.

SALES AND PRICES

Viking sells all of its product to third parties with strong market presence and high credit ratings. To diversify the Trust's exposure to credit and transportation risk, Viking sells each product to more than three counter-parties. Delivery commitments are disclosed further in Note 19 to the Consolidated Financial Statements.

Viking's year-to-date realized sales netbacks were 20% higher in 2003 on a per BOE basis when compared to 2002. West Texas Intermediate at Cushing, Oklahoma ("WTI") is the benchmark oil price for North American crude oil prices. The Average Posted Edmonton Par ("Edmonton Par") price is principally the WTI price converted to Canadian dollars and adjusted for transportation costs. Viking's most relevant benchmark for crude oil is the Edmonton Par price.

For natural gas, in 2003 and 2002 the Trust sold approximately 85% of its product in the spot market. The majority of the Trust's natural gas production is in Alberta and therefore, the most relevant benchmark price is the AECO daily ("AECO daily") index price. The AECO daily price is denominated in Canadian dollars. The table below shows the trend in Viking's realized sales prices before hedging and their benchmark counterparts:

VIKING'S REALIZED PRICES (BEFORE HEDGING)                 2003           2002     CHANGE
-----------------------------------------------------------------------------------------
Crude oil per barrel                                 $   36.91      $   35.25         5%
Liquids per barrel                                   $   34.51      $   25.97        33%
Natural gas per Mcf                                  $    6.45      $    3.94        64%
-----------------------------------------------------------------------------------------
VIKING'S REALIZED SALES PER BOE                      $   37.51      $   30.29        24%
-----------------------------------------------------------------------------------------
TOTAL OIL & GAS REVENUE (000'S)1                     $ 229,190      $ 134,697        70%
-----------------------------------------------------------------------------------------
Note 1: Includes hedging losses of $12,348,000 in 2003 and $2,804,000 in 2002.

AVERAGE 2003 BENCHMARK PRICES                             2003           2002     change
-----------------------------------------------------------------------------------------
WTI ($US/bbl)                                        $   31.04      $   26.03        19%
$1 Cdn : $1 US                                       $    0.72      $    0.64        13%
Edmonton Par ($Cdn/bbl)                              $   43.15      $   39.92         8%
AECO daily index ($Cdn/mcf)                          $    6.66      $    4.05        64%
-----------------------------------------------------------------------------------------

o The most significant impact on Canadian crude oil prices in 2003 was the increase in the value of the Canadian dollar relative to the US dollar. Note from the table above that the $US based WTI price increased by 19% while the average posted Edmonton Par price denominated in Canadian dollars increased by only 8%. After the effects of hedging, the Trust's realized oil price for 2003 was $34.98/bbl compared to $33.87/bbl in 2002.

o The difference between Viking's realized crude oil price and the Edmonton Par price is a reflection of Viking's product quality relative to the posted price. In 2003, the Trust received approximately 86% of Edmonton Par compared to 88% in 2002. The acquired KeyWest assets have a slightly lower quality, which contributed to this decrease.

o The rise in natural gas prices accounted for 75% of the increase in the Trust's total realized sales prices before the effects of hedging in 2003. The Trust produces dry sweet gas and therefore quality adjustments are minimal. Natural gas prices are negotiated based on the AECO daily price adjusted for transportation costs. The benchmark price listed above has not been adjusted. After the effects of hedging, the Trust's natural gas price for 2003 was $6.12/mcf compared to $4.01/mcf in 2002, a 53% increase.

o Fourth quarter 2003 oil prices received by the Trust before hedging were $0.32/bbl lower than in the third quarter and $2.33/bbl lower than the same period in 2002. As discussed above, while WTI prices in 2003 were higher than 2002, the increase in the value of the Canadian dollar relative to the US dollar contributed to a relatively lower Canadian dollar netback.

o Viking's fourth quarter 2003 natural gas prices before hedging were $0.05/mcf higher than the same period in 2002. These prices were $0.25/mcf lower than in the third quarter of 2003, mainly attributable to historically high natural gas storage levels in the U.S.

RISK MANAGEMENT PROGRAM

Viking periodically enters into financial and physical contracts to protect Unitholder distributions from negative commodity price risk. These contracts are not usually for more than a one year period. Since oil pricing is based in US dollars, the Trust will also protect a portion of its oil revenue against fluctuations in the foreign exchange rate between the Canadian and US dollar. Viking also regularly evaluates its exposure to fluctuations in the commodity portion of its electricity costs and from time to time enters into financial instruments to manage this risk.

To minimize credit risk, all financial instruments such as commodity price and foreign exchange swaps and collars are only placed with major Canadian financial institutions. Contracts for purchases of electrical power are only placed with a major utility retailer with a high credit rating. Currently, the board of directors must approve all hedging activities. The Trust's 2004 production remains relatively unhedged and Management and the Board actively review the Trust's hedging practices in the context of its strategic plan. Details of the Trust's financial instruments are found in Note 18 to the consolidated financial statements.

Viking maintained an active hedging program in 2003 aimed at stabilizing distributions by establishing support levels at or above the Trust's forecasts. The following table reflects the results of the hedging programs for 2003 and 2002.

                                                            2003           2002      change
--------------------------------------------------------------------------------------------
CRUDE OIL
    Production hedged                                        52%            54%        (2%)
--------------------------------------------------------------------------------------------
    Crude oil price before hedging                     $   36.91      $   35.25     $  1.66
    Oil commodity loss per bbl                         $   (2.72)     $   (1.17)    $ (1.55)
    Foreign exchange gain(loss) per bbl                $    0.79      $   (0.21)    $  1.00
--------------------------------------------------------------------------------------------
    Crude oil price after hedging per bbl              $   34.98      $   33.87     $  1.11
--------------------------------------------------------------------------------------------
NATURAL GAS
    Production hedged (%)                                    58%            35%         23%
--------------------------------------------------------------------------------------------
    Natural gas price before hedging                   $    6.45      $    3.94     $  2.51
    Hedging (loss) gain per mcf                        $   (0.33)     $    0.07     $ (0.40)
--------------------------------------------------------------------------------------------
    Natural gas price after hedging                    $    6.12      $    4.01     $  2.11
--------------------------------------------------------------------------------------------
TOTAL HEDGING LOSS PER BOE                             $   (1.92)     $   (0.62)    $ (1.30)
--------------------------------------------------------------------------------------------

For 2004, Viking has hedged an average of 10% of its forecast oil production and 9% of its forecast natural gas production. Management and the Board of Directors continue to evaluate the market environment for hedging opportunities.

ROYALTIES

($/BOE)                                                     2003           2002      change
-------------------------------------------------------------------------------------------
Sales Price before hedging                                 37.51          30.29        7.22
Royalties                                                   6.36           3.94        2.42
Royalties as % of sales                                     17.0           13.0         4.0
-------------------------------------------------------------------------------------------

The increase in the royalty rate as a percentage of sales is due to the following:

o The KeyWest assets are mainly freehold properties which have a higher royalty rate attached to them. Royalties on the KeyWest assets make up 44% of Viking's total royalties.

o Year-over-year natural gas prices are higher resulting in higher sliding scale crown royalty rates.

o Q4 2003 royalties as a percentage of revenues were consistent with Q3 2003 at approximately 17% of revenues. Year-over-year Q4 royalties increased as a percentage of revenue due to the KeyWest assets.

OPERATING EXPENSES

($/BOE)                                                     2003           2002      change
-------------------------------------------------------------------------------------------
Operating Expenses                                          8.31           7.94        0.37
Power Expenses (after hedging)                              2.10           1.78        0.32
Power as % of Operating Expenses                             25%            22%         n/a
----------------------------------------------------------------- -------------- -----------

o As shown in the table above, the increase in year-over-year operating expenses is mainly attributable to an increase in the Trust's power costs. The properties acquired in 2003 had lower operating costs, averaging $6.91 per BOE for the year. Lower production levels from the other Viking assets with relatively fixed operating costs offset these lower operating cost assets. Operating costs on a total dollar basis have increased mainly due to the KeyWest and Alexis acquisitions.

o Q4 2003 operating expenses increased by 5% on a BOE basis from Q3 2003 mainly due to a higher amount of workovers and lower production in the fourth quarter. Year-over-year Q4 operating expenses increased by 5% again mainly due to higher power costs.

o It is management's objective to manage operating expenses and continually focus on reducing operating costs wherever possible.

OPERATING NETBACKS

The operating netback is derived by deducting royalty and operating expenses from sales. This netback is an important measure of Viking's business, as it measures our net operating cash received per barrel of oil equivalent. Operating netbacks increased by 18%, or $3.17 per BOE, to $20.77 per BOE for the year ended December 31, 2003 compared to the same period in 2002. The increase is primarily the result of higher commodity prices offset in part by higher royalty and operating expenses

Operating netbacks are very sensitive to movement in oil and natural gas prices. The Trust expects 2004 realized commodity prices to average lower than in 2003, mainly because of a stronger Canadian dollar, less instability over Iraq, and historically high natural gas storage levels early in 2004.

QUARTERLY PERFORMANCE

($ millions except per unit
amounts)                                          2003                                     2002
-------------------------------------------------------------------------------------------------------------------
                                   Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
-------------------------------------------------------------------------------------------------------------------
Net Revenue                      44.2       50.3       47.0       46.8       25.9       29.4       30.3       31.2
-------------------------------------------------------------------------------------------------------------------
Net Income (loss)1               16.6       21.8        8.7      (92.2)       4.1        7.6        7.8       (2.6)
   Per Unit2                     0.23       0.23       0.08      (0.97)      0.08       0.14       0.14      (0.05)
-------------------------------------------------------------------------------------------------------------------

Note (1): Net income (loss) and income from continuing operations are identical. Note (2): Quarterly net income (loss) per unit and diluted income per unit are the same in 2003 and 2002.

The above table highlights Viking's quarterly performance for the years ended 2003 and 2002.

o Net revenues were primarily impacted by higher volumes as a result of acquisitions completed in 2003 and higher commodity prices. Declining revenues later in 2003 are the result of an increase in the value of the Canadian dollar reducing crude oil sales netbacks.

o Net income in the first through third quarters of 2003 were higher than comparable periods in 2002 mainly due to higher production volumes from 2003 acquisitions. In the second quarter of 2003, the Trust also recognized an $8.5 million future income tax recovery due to a revision of applicable tax rates to the Trust.

o The fourth quarter net loss in 2003 reflects the recording of an impairment of $130 million ($85 million after the effect of taxes) on the net book value of the Trust's oil and gas assets.

o The fourth quarter net loss in 2002 resulted from the expensing of the internalization transaction. This transaction reduced fourth quarter 2002 net income by $8.3 million.


GENERAL & ADMINISTRATIVE AND SEVERANCE EXPENSES

($/BOE)                                                             2003                  2002               change
-------------------------------------------------------------------------------------------------------------------
General & Administrative (G&A)                                      1.40                  1.05                 0.35
Severance & Other                                                   0.37                    --                 0.37
Management Fees                                                       --                  0.63                (0.63)
-------------------------------------------------------------------------------------------------------------------

         o The increase in G&A is due to an increase in staff after the KeyWest acquisition, lower overhead recoveries on acquired properties and additional salary expense that was previously absorbed by the management company (as described in Note 16 of the Trust's consolidated financial statements). With the internalization of Viking Management Ltd. (VML), these expenses are now absorbed by the Trust.

         o Non-cash G&A related internalization costs were $0.4 million in 2003.

         o Total severance expenses in 2003 were one-time payments of $1.9 million related to the departure of three officers of the Trust.

         o Management fees were eliminated when the Trust acquired VML effective December 31, 2003. The total acquisition cost of $8.3 million was effectively recovered in 2003 after taking into consideration management and acquisition fees that would have been paid in the current year had the internalization transaction not occurred. Further details of this transaction are disclosed in Note 5 to the Consolidated Financial Statements.

Subsequent to the internalization of VML, the Trust's Board of Directors created a Compensation Committee. This committee is responsible for setting the annual incentive plan, monitoring compensation for all employees of the Trust and determining compensation for senior management. Prior to the internalization of VML, the determination of compensation was controlled by VML.

The Board of Directors approved in 2003, an annual incentive plan designed to align management's objectives with those of Unitholders, through the use of corporate performance measures. Awards under this plan may be settled in cash and/or Trust Units at the discretion of the compensation committee of the Board of Directors. The unit award incentive plan has been conditionally approved by the TSX and is pending approval by the Unitholders at the Trust's Annual and Special Meeting on June 9, 2004. As such, no Trust Unit awards were granted under the plan in 2003.

INTEREST EXPENSE & CONVERTIBLE DEBENTURES

Interest expense for the year increased to $6.5 million in 2003 (2002 - $3.7 million) due to higher average debt levels after acquiring KeyWest at the end of February 2003 and the acquisition of the Alexis/Lea Park assets in May. The following transactions impacted average debt levels throughout 2003:

         o        KeyWest debt acquired at the end of February of $77.6 million

         o        Alexis/Lea Park acquisition in May of $24.4 million

         o $47.7 million in net proceeds from May Trust Unit financing applied to debt

         o $40.4 million in net proceeds from October Trust Unit financing applied to debt.

Viking issued $75.0 million in 10.5% Unsecured Subordinated Convertible Debentures (the "Debentures") on January 15, 2003. The Debentures mature in 2008 and interest payments are made semi-annually on January and July 31. As of December 31, 2003, $702,000 in Debentures were converted into Trust Units. The Debentures meet the criteria as set out in Canadian GAAP to be treated as equity and not debt. Therefore, all interest payments are treated as a reduction of equity similar to Unitholder distributions and not as interest expense. The first interest payment was made on July 31, 2003. Unitholders are not entitled to the cash required to pay the interest on these Debentures. Therefore, in the determination of cash available for distribution (a non-GAAP measure derived from Funds from Operations used by the Trust as set out in its Trust indentures to determine how much cash is available to distribute to Unitholders), the interest related to the Debentures is deducted.

CRITICAL ACCOUNTING ESTIMATES

DEPLETION

The Trust accounts for oil & gas properties using the full-cost method of accounting. Under this method, depletion and restoration expenses are recorded using the unit-of-production method. In addition, when the Trust acquires companies a future income tax balance is recorded on the difference between the future taxable cash flow and the tax pools acquired. The offset to the future income tax is booked to capital assets. This generates a higher depletion rate, which is offset over time by the future income tax recovery. The following table reflects the current year expense before the impact of the ceiling test write down:

($000's except percent and per BOE amts)            2003          2002     Difference
--------------------------------------------------------------------------------------
Depletion Expense                              $  82,771     $  48,117      $  34,654
Gross Capital Assets                           $ 940,890     $ 569,154      $ 371,736
--------------------------------------------------------------------------------------
% of Gross Capital Assets                           8.8%          8.5%           0.3%
--------------------------------------------------------------------------------------
Depletion rate per BOE                         $   12.87     $   10.60      $    2.27
--------------------------------------------------------------------------------------

The increase in depletion year-over-year both on a gross and per BOE basis is mainly due to the KeyWest acquisition. The initial depletion rate attached to the KeyWest assets was $14.13 per BOE. When compared with the Trust's prior year depletion rate of $10.60 per BOE, the relative increase is expected. The year-end independent review of reserves resulted in a 15% decrease on opening proved reserves adjusted for acquisitions and production. Since the denominator of the depletion calculation (proved reserves) decreased by more than expected, the Trust saw a higher depletion rate of $14.48 per BOE in the fourth quarter of 2003.

Depletion is an estimate of the reduction in recoverable costs of oil and gas properties during the year, matched against the related income. It is based on reserve estimates which are evaluated by an independent third party. The determination of the quality and quantity of recoverable reserves is also an area of risk to Unitholder return and future distributions. Oil and gas reserves are integral to assessing our expected future financial performance, preparing our financial statements and making investment decisions. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. The reserves used in calculating depletion and impairment of capital assets represent estimates only. Further details surrounding the estimation of reserves are provided in the "Additional Business and Operational Risks" section later in this MD&A.

Viking mitigates this risk by having the reserves evaluation performed by a reputable third party consultant. Viking's Reserves Committee of the Board of Directors reviews the work and independence of this firm. The focus is to invest in mature, longer life properties with a higher proved producing component. These types of properties generally have a lower reserve risk and cash flows are more predictable.

IMPAIRMENT OF OIL AND NATURAL GAS PROPERTIES

At December 31, 2003, the Trust implemented the new full cost accounting guideline for the oil and gas industry (AcG 16 - "Oil and Gas Accounting Full Cost"). This guideline provides new guidance in conducting the ceiling test on oil and gas assets. The new ceiling test requires management to determine a fair value of the oil and gas assets. This should be determined by estimating the present value of future cash flows based on management's best estimate of the future operating environment using proved plus probable reserves. The old ceiling test (under AcG 5 - full cost accounting in the oil and gas industry) determined the recoverable amount of capital assets to be the undiscounted future value of cash flows based on year end estimates using total proved reserves.

Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate. A change in this estimate would impact our business. It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserve estimate and the estimated undiscounted cash flows is complex. As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on our assessment of impairment. We do, however, have confidence in our reserve estimates. In addition, the price forecasts used to determine the fair value are based on publicly posted pricing forecasts of reputable reserves evaluation firms.

The AcG 16 ceiling test resulted in a $130 million impairment ($85 million after the effect of future income taxes), while the AcG5 ceiling test resulted in an $82.0 million cushion. The main reason for the impairment relates to downward technical revisions on the KeyWest reserves. This write-down also resulted in an income tax recovery of $45 million because the temporary difference between the carrying value of the KeyWest assets and the tax basis was reduced by this write-down.

SITE RESTORATION

Site restoration on the balance sheet is accrued over the life of the asset, using the unit-of-production method of accounting. As abandonment and reclamation costs are incurred, this liability is drawn down. Year-over-year, the liability has increased by $3.1 million to $6.2 million. Of this increase, $2.2 million relates to the liability acquired with the KeyWest assets and the balance is the net increase of this year's liability. Going forward, the CICA has issued a new handbook section called "Asset Retirement Obligations" (ARO), which changes the accounting for site restoration liabilities. This will be implemented by the Trust effective January 1, 2004. The impact on the Trust is discussed further in the MD&A section titled Impact of New Accounting Pronouncements and Continuous Disclosure rules.

In accordance with the Trust indenture, Viking builds up a reclamation fund for future abandonment and site reclamation expenses. This fund accumulates at a rate of $0.20 per BOE of production. To date, Viking has funded all abandonment and reclamation costs out of cash flow and has utilized allocations to the abandonment and reclamation fund to reduce its banking facility financing costs. As at December 31, 2003 the fund totaled $4.2 million compared to $2.9 million in 2002.

FUTURE INCOME TAXES

Future income taxes arise for the Trust on corporate acquisitions. The liability is determined by taking the difference between the fair value of the capital assets acquired and the tax pools estimated as at the acquisition date, and multiplying this difference by the current income tax rate. The offset to the future income tax balance is added to the capital asset balance. In 2003, future income taxes increased by $11.5 million. This was built up by $64.1 million resulting from the KeyWest acquisition. This was offset by three events in 2003. The first was a revision of $8.5 million of the Trust's estimate of the applicable tax rates in determining future income tax balances from 42% to 35% in the second quarter of 2003. The second event was the recovery of future income tax liabilities related to the ceiling test write down. The third event related to an overall revision of estimated future income taxes due to an internal corporate re-organization completed during the year to simplify the Trust's structure.

GOODWILL

In addition, the future income tax amount for the KeyWest acquisition, when added to the purchase price, was greater than the fair value of the capital assets and resulted in the allocation of $74.4 million of goodwill on the balance sheet. At December 31, 2003, the Trust performed an impairment test on this goodwill by comparing a determination of fair value of the Trust to the book value and determined that there was no impairment.

LIQUIDITY

CONTRACTUAL OBLIGATIONS

As part of normal operations, Viking is a party to various financial guarantees, letters of credit and other contractual commitments. In addition, as discussed in the risk management section, the Trust will enter into financial instrument contracts from time to time to fix a portion of its revenue and protect future distributions. These are considered to be off-balance sheet transactions. The Trust does not have any financial instrument contracts that extend beyond 2004, and existing contracts settle monthly. The Trust currently has approximately 10% of its forecast 2004 production hedged, which will not have a material impact on the operations of the Trust. Further disclosure relating to these contracts is disclosed in Note 18 to the consolidated financial statements.

In addition to financial instrument contracts the Trust has the following types of obligations as at December 31, 2003:

($000's)                                                                  PAYMENT DATE
--------------------------------------------------------------------------------------------------------------------------
                                               TOTAL          2004         2005          2006          2007      2008 AND
                                                                                                                   BEYOND
--------------------------------------------------------------------------------------------------------------------------
Bank Loan - credit facilitya                 123,666        10,305       61,833        51,528            --            --
Convertible Debenturesb                      109,403         7,801        7,801         7,801         7,801        78,199
Operating leasese                              3,835           811          654           635           567         1,168
Lease rentals on oil & gas propertiesc        17,250         3,450        3,450         3,450         3,450         3,450
Site Restorationd                            122,640           835        1,027         1,480         1,743       117,555
Othere                                         1,300           800           --            --           500             -
--------------------------------------------------------------------------------------------------------------------------
Total contractual obligations                378,094        24,002       74,765        64,894        14,061       200,372
--------------------------------------------------------------------------------------------------------------------------

(a)      Repayment is only required if the credit facility is not renewed. See
         Note 9 to the Trust's consolidated financial statements.

(b) Interest obligations are calculated based on currently outstanding debentures. See Note 13 to the Trust's consolidated financial statements.

(c) Lease rentals are paid annually at the same rate until amended by a rental review. Saskatchewan leases being reviewed every 3 years and Alberta leases every 5 years.

(d) These are estimates of expected future abandonment and reclamation obligations and may not represent the actual future liability, or timing of future payments. The determination includes inflationary adjustment of 1.5% per annum.

(e) The obligations are off balance sheet transactions. Other than the financial instruments described above, there are no further off balance sheet transactions.

CAPITAL RESOURCES & LIQUIDITY

(`000's except per unit and % amounts)                                                       2003                   2002
-------------------------------------------------------------------------------------------------------------------------
Bank Loan - long term portion                                                           $ 113,361               $ 85,037
Bank Loan - current portion                                                                10,305                  7,731
Working capital deficit (excluding Trust Unit portions)                                     4,878                  1,933
-------------------------------------------------------------------------------------------------------------------------
Net bank debt                                                                           $ 128,544               $ 94,701
Convertible Debentures outstanding at Dec. 31                                              74,298                     --
Market capitalization of Viking Units at Dec. 31                                          547,253                386,835
-------------------------------------------------------------------------------------------------------------------------
Total Viking enterprise value at Dec. 31                                                $ 750,095              $ 481,536
=========================================================================================================================
Funds from operations                                                                   $ 115,729               $ 68,792
Convertible Debenture Interest                                                             (7,518)                    --
-------------------------------------------------------------------------------------------------------------------------
Adjusted Funds from Operations                                                          $ 108,211               $ 68,792
=========================================================================================================================
Net bank debt to Funds from Operations                                                        1.1                    1.4
-------------------------------------------------------------------------------------------------------------------------
Debt to Adjusted Funds from Operations
(if debentures were treated as debt)                                                          1.9                    N/A
=========================================================================================================================

At December 31, 2003, the Trust had drawn a total of $123.7 million (2002 - $92.8 million) of its total borrowing limit of $200.0 million. The borrowing limit was reduced in November from $225.0 million following Viking's normal mid-year review of the Trust's borrowing base. The revolving credit facility is financed by a syndicate of five major Canadian chartered banks and comprises $185.0 million of the total credit facilities. The operating credit facility of $15.0 million is financed by the syndicate's lead banker. The Trust's next credit line review will be at the renewal date of June 17, 2004. The Trust classifies a portion of the outstanding loan as current, however, this amount only becomes payable if the loan is not renewed.

Viking's working capital deficiency, excluding the current portion of the bank loan, was $4.8 million at December 31, 2003 compared to $1.9 million in 2002. The increase in the deficiency is mainly due to the Debenture interest payment due on January 31, 2004. The interest is financed out of cash flow from the Trust's producing assets.

The Debentures mature on January 31, 2008 and at the Trust's option, repayment may be settled in Trust Units or cash. No repayment is required until the maturity date, however, Debentureholders may elect to convert Debentures into Trust Units prior to that date at a conversion price of $7.25 per Unit. Considering Viking's current unit price trading range, it is not expected that the Debentures will be converted or repaid in the short term.

The most significant capital resource requirement for 2004 is the Trust's budgeted capital development program of $30.0 million. The Trust plans to finance this program through a combination of the following:

         o Proceeds from subscription of its distribution re-investment program ("DRIP program"), which currently averages approximately $6.0 million per annum;

         o        A portion of cash flow; and

         o        Available borrowing room on current debt facilities.

Growth for the Trust is dependent on successful acquisitions. Financing for future acquisitions will be funded through proceeds of divestitures of lower netback properties, debt financing and the issuance of Trust Units on the Toronto Stock Exchange (TSX). One impact on the Trust's access to future capital will be the appointment of a new CEO and CFO. The Trust does not currently have a listing on a U.S. exchange. It is not pursuing a listing at this time, but the Trust continually evaluates this option in relation to its competition for capital in the Canadian markets. The Trust is a reporting issuer with the Securities and Exchange Commission ("SEC") in the United States. Viking electronically files its financial statements and other disclosures as required with the SEC for the benefit of U.S. Unitholders.

UNITHOLDERS' EQUITY

At December 31, 2003, the Trust's enterprise value was $750.0 million, an increase of 56% over 2002. Approximately two-thirds of this increase is attributable to the Trust Unit capitalization. The balance is comprised of the issuance of Debentures and an increase in debt.

During the year ended December 31, 2003, the Trust issued 42.1 million Trust Units at a net average Unit price of $6.63 per Unit. There were 96.9 million Trust Units outstanding at December 31, 2003, 77% more than at December 31, 2002. Approximately two-thirds of the increase related to the Units issued in connection with the KeyWest acquisition. The majority of the balance of Trust Units issued related to two separate Trust Unit offerings, both at $6.30 per Trust Unit (before issue costs) for combined total net proceeds of $88.1 million. These proceeds were used to repay the Trust's bank debt.

UNITHOLDER DISTRIBUTIONS

Viking declares its distributions monthly, payable on the 15th calendar day (or the next business day if the 15th falls on a weekend or holiday) of the following month. To receive a distribution, a Unitholder must be the holder of record on the last day of the month for which the distribution is declared. For the year ended 2003, Viking declared distributions of $1.28 per Unit, including $0.08 per Unit that was paid on January 15, 2004. This represents a 10% increase over the same period in 2002.

Distributions declared in 2003 of $106.6 million (2002 - $62.5 million) represented 92% (2002 - 92%) of funds from operations and 100% (2002 - 93%) of cash available for distribution. Cash available for distribution is a non-GAAP measure that is derived by deducting convertible debenture interest and abandonment reserve contributions from funds from operations. The derivation of cash available for distribution reflects the maximum amount of cash from operations that Unitholders are eligible to receive and is calculated in Note 11 to the Trust's Consolidated Financial Statements.

The forecast for 2003 distributions disclosed in the December 31, 2002 annual MD&A was $1.32 per Unit after taking into account the acquisition of KeyWest. While the pricing environment was approximately 20% higher overall than forecast, the lower production from the KeyWest assets in combination with two subsequent dilutive Trust Unit offerings prevented the Trust from meeting the forecast level of distributions. The following table compares Viking's 2003 forecast distributions and assumptions to actual results.

                                                         FORECAST      ACTUAL     DIFFERENCE
----------------------------------------------------------------------------------------------
Distributions (per Unit)                               $     1.32   $    1.28      $    (0.04)
----------------------------------------------------------------------------------------------
ASSUMPTIONS
----------------------------------------------------------------------------------------------
    WTI $US/bbl                                        $    25.00   $   31.04      $     6.04
    $CDN value                                         $     0.65   $    0.72      $     0.07
    Oil price impact in $Cdn to Viking                 $    33.17   $   36.91      $     3.74
----------------------------------------------------------------------------------------------
    AECO daily (per Mcf)                               $     5.00   $    6.66      $     1.66
----------------------------------------------------------------------------------------------
    Hedging loss (per unit)                            $       --   $    0.15      $     0.15
----------------------------------------------------------------------------------------------
    Production (BOE/d)                                     20,000      17,626          (2,374)
----------------------------------------------------------------------------------------------
    Weighted Average # of Trust Units                     80.4 MM     84.4 MM           4  MM
------------------------------------------------------------------ ----------- ---------------

ADDITIONAL BUSINESS AND OPERATIONAL RISKS

Throughout this MD&A management has identified areas of specific risk which impact the Trust's ability to deliver future distributions and to continue to operate its assets including: production risk, reserves risk, commodity price risk and liquidity risk. In addition to these, management has identified the following areas of risk:

         o Environmental Health and Safety (EH&S) risk associated with oil and gas properties and facilities. Viking has communicated to all staff and operators its vision to be a pre-eminent oil and gas trust committed to proactively protecting the health and safety of its employees, contractors, the public and the environment. A set of strict guidelines has been established to meet this vision, which has also been communicated to all staff and operators. These guidelines focus on proper training, reporting of incidents, adequate supervision and awareness. The Environmental Committee of the Board of Directors assesses these risks on a regular basis. In addition, the Trust ensures that it carries adequate insurance to cover property losses, liability and business interruption.

         o Regulation, Tax and Royalties risk. Changes in government regulations including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates are risks to Viking's future cash flow stream. These risks are mitigated by management's active effort to stay informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations.

         o Overall, the Trust market for acquisitions is highly competitive and will impact the Trust's ability to grow in the future. Competition will impact the Trust's ability to make future acquisitions and finance those acquisitions. In a strong competitive environment, acquisitions are more expensive. The Trust's access to capital (including access to the public markets, private financings and bank borrowing financings) will have a significant impact on the Trust's ability to finance these acquisitions.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

         o expected reservoir characteristics based on geological, geophysical and engineering assessments; o future production rates based on historical performance and expected future operating and investment activities;

         o        future oil and gas prices and quality differentials;

         o        assumed effects of regulation by governmental agencies; and

         o        future development and operating costs.

We believe these factors and assumptions are reasonable, based on the information available to us at the time we prepared the estimates. However, actual results could vary considerably, which could cause material variances in:

         o estimated quantities of proved oil and natural gas reserves in aggregate and for any particular group of properties;

         o        reserve classification based on risk of recovery;

         o future net revenues, including production, revenues, taxes and development and operating expenditures;

         o financial results including the annual rate of depletion and recognition of property impairments;

         o assessing, when necessary, our oil and gas assets for impairment. Estimated future undiscounted cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserve estimates, are discussed below.

As circumstances change and additional data becomes available, our reserve estimates also change, possibly materially impacting net income. Estimates made by our engineers are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although we make every reasonable effort to ensure that our reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to our reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

It would take a very significant decrease in our proved reserves to limit our ability to borrow money under our term credit facilities, as previously described in Liquidity.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND CONTINUOUS DISCLOSURE REQUIREMENTS

During 2003, the following new or amended standards and guidelines were issued by the CICA and Canadian Securities regulatory authorities:

HEDGING RELATIONSHIPS

Accounting Guideline 13 (AcG 13) "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003, addresses identification, designation, documentation and effectiveness requirements of financial instruments to qualify for hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must meet a strict set of criteria to continue to apply accrual accounting for positions hedged.

If this criteria is not met, the transaction must be accounted for using mark-to-market accounting as described in EIC 128 - Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments, which has the same effective date as AcG 13.

The Trust has implemented the new guideline effective January 1, 2004. Based on the types of financial instrument contracts the Trust participates in, most of its contracts would not qualify for hedge accounting. Had the Trust implemented the guideline as at December 31, 2003, the balance sheet would have reflected a current receivable of $0.3 million and an unrealized gain of $0.3 million.

ASSET RETIREMENT OBLIGATIONS

In March 2003, CICA handbook section 3110, Asset Retirement Obligations was issued. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of the discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect for the Trust in 2004. The Trust is currently evaluating the impact of this standard on its consolidated financial statements, however, it is not expected to have a material impact on the operations of the Trust.

FULL COST ACCOUNTING GUIDELINE

In 2003, Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" was issued to replace CICA Accounting Guideline 5. The new guideline amends the ceiling test calculation applied by the Trust to its oil and gas assets. AcG 16 is effective for fiscal years beginning on or after January 1, 2004. The Trust implemented this new guideline in 2003 in accordance with the transitional provisions that encouraged early adoption. The implementation of this new guideline resulted in a ceiling test write down of $130.0 million ($85.0 million after the effect of future income taxes). If the Trust had not implemented the new guideline there would not have been a ceiling test write down.

STOCK BASED COMPENSATION

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004, however, earlier adoption is recommended. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions. Early adoption requires that compensation expense be calculated and recorded in the income statement for options issued on or after January 1, 2003. Prior to the implementation of this standard, only pro-forma disclosure of this impact was required. The implementation of this amended standard resulted in a compensation expense of zero and therefore had no impact on net income for the year ended December 31, 2003.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline 14 "Disclosure of Guarantees" which requires that all guarantees be disclosed in the notes to the financial statements along with a description of the nature and term of the guarantee and estimate of the fair value of the guarantee. The new guideline is effective for fiscal years beginning on or after January 1, 2003. Implementation of this new guideline did not impact the Trust's financial results for 2003.

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact on the financial statements of the Trust.

CONTINUOUS DISCLOSURE OBLIGATIONS

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as preset forth in National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument provides for shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Forms ("AIF"). The instrument also provides for enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to Unitholders. Instead, these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument, which will be implemented in 2004.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STANDARD OF FINANCIAL STATEMENT PRESENTATION

In 2003, the CICA re-issued handbook sections 1100 "Generally Accepted Accounting Principles and 1400 "General Standards of Financial Statement Presentation". The amendments are effective for fiscal periods on or after October 1, 2003 on a prospective basis. The most significant amendment has been the elimination of looking to industry practice in areas where Canadian GAAP is silent. Instead, entities are encouraged to seek out other accounting bodies with specific guidance first. The Trust's assessment of these amendments is that there will be no impact to the Trust's net income.

CONVERTIBLE DEBENTURES

In late 2003, the CICA finalized an amendment to CICA handbook Section 3860 - Financial Instruments - Disclosure and Presentation. This amendment will require the Trust to reclassify its convertible debentures from equity to debt. The amendment is effective for fiscal periods beginning on or after November 1, 2004.

The CICA has issued several other new standards and pronouncements which the Trust has reviewed. It was determined that those pronouncements are not applicable to the Trust at this point in time.

SENSITIVITIES OF CASH AVAILABLE FOR DISTRIBUTION

The table below reflects the sensitivities of funds from operations adjusted for convertible debenture interest and reclamation fund (also referred to by Viking as Cash Available for Distribution). The Trust has quantified operational and business risks in the Trust's operating environment:

                                                                             Impact on Annual Cash
                                                     Assumption      Change              Available
---------------------------------------------------------------------------------------------------
WTI Oil price ($US/bbl)                                  $28.00       $1.00             $0.04/Unit
CAD/USD exchange rate                                     $0.76       $0.01             $0.01/Unit
AECO natural gas price ($/mcf)                            $5.25       $0.50             $0.06/Unit
Interest rate on outstanding debt                          4.3%        1.0%             $0.01/Unit
Liquids production volume (bbl/d)                        10,830         110             $0.01/Unit
Natural gas production volume (mcf/d)                    37,300         750             $0.01/Unit
Operating Expenses (per BOE)                              $8.25       $0.08             $0.01/Unit
G&A (per BOE)                                             $1.45       $0.15             $0.01/Unit
---------------------------------------------------------------------------------------------------

The impact on distributions will depend on the percentage these distributions are of Cash Available.

OUTLOOK

The Trust has declared distributions of $0.08 per Trust Unit for Unitholders of record for each of January, February and March in 2004. This is expected to be approximately 85 - 90% of the Trust's first quarter cash available for distribution. Management expects that 2004 annual production should average between 16,000 and 16,500 BOE/d. This production forecast is lower than the Trust's initial forecast of 17,050 issued on February 24, 2004. Lower than initially forecast performance at the Bashaw and Tweedie areas is the source of the revision.

The most significant sensitivities for distributions are production levels and commodity prices. The acquisitions in 2003, have helped to diversify Viking's exposure to production risk. Viking's technical team is dedicated to managing this risk with a capital development program of $30.0 million. This program is diversified across several areas and ranked to take advantage of the best prospects first.

To manage the Trust's exposure to commodity price risk, the Trust has historically entered into natural gas and crude oil financial contracts that fix a range of prices at or above forecast pricing levels. Going forward, the Trust has only hedged approximately 10% of its forecast 2004 production. In the short term, all hedging suggestions by management are reviewed by the board of directors and discussed in the context of the Trust's operations and strategic plan.

On March 23, 2004, the Trust announced its final reserve estimates, which were consistent with the preliminary results that had previously been announced on February 24, 2004. The impact of these results has been discussed throughout this MD&A.

Retaining talent will be a key requirement for the Trust in delivering maximum return for Unitholders. The board has engaged an executive search firm to find a new C.E.O. and a new C.F.O. for the Trust. The Trust's board of directors and management are focused on rebuilding and creatively looking for the best opportunities to maximize Unitholder value.

Additional information relating to the Trust can be obtained at WWW.SEDAR.COM.

CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31 (THOUSANDS OF DOLLARS)


                                                                                 2003         2002
ASSETS
Current assets
     Accounts receivable                                                    $  32,278    $  20,991
     Prepaid expenses                                                           2,662        2,599
---------------------------------------------------------------------------------------------------
                                                                               34,940       23,590
---------------------------------------------------------------------------------------------------

Capital assets (Notes 3 and 7)                                                526,082      365,512
Reclamation fund (Note 8)                                                       4,230        2,944
Goodwill (Note 4)                                                              74,433           --
Other investments (Note 6)                                                         --        1,054
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $ 639,685    $ 393,100
===================================================================================================

LIABILITIES
Current liabilities
Accounts payable                                                            $  28,756    $  17,301
Unitholder and debenture distributions payable                                 11,062        5,472
Due to Related Party - cash portion (Note 5)                                       --        2,750
Due to Related Party -  Unit portion (Note 5)                                     180        4,367
Current Portion of bank loan (Note 9)                                          10,305        7,731
---------------------------------------------------------------------------------------------------
                                                                               50,303       37,621
---------------------------------------------------------------------------------------------------

Bank loan (Note 9)                                                            113,361       85,037
Future income taxes (Note 17)                                                  49,612       38,130
Provision for site restoration                                                  6,227        3,150
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             219,503      163,938
---------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 10)                                                774,927      424,734
Accumulated (deficit) earnings                                                 (2,043)      43,052
Accumulated Unitholder and debenture distributions (Note 12)                 (352,702)    (238,624)
---------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                     420,182      229,162
---------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                   $ 639,685    $ 393,100
===================================================================================================

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED (DEFICIT) EARNINGS YEARS ENDED DECEMBER 31 (THOUSANDS OF DOLLARS)

                                                                                 2003         2002
REVENUE
        Oil and natural gas                                                 $ 229,190    $ 134,697
        Royalties                                                             (40,905)     (17,899)
---------------------------------------------------------------------------------------------------
                                                                              188,285      116,798
---------------------------------------------------------------------------------------------------
EXPENSES
        Operating                                                              53,470       36,057
        General and administrative (Note 16)                                    9,034        4,759
        Management fee (Note 16)                                                   --        2,877
        Severance and other expense (Notes 5 and 14)                            2,408        8,319
        Interest                                                                6,508        3,713
        Capital and other taxes (Note 17)                                       1,854          600
        Depletion, depreciation and amortization                               82,771       48,117
        Impairment of oil and gas properties (Notes 3 and 7)                  130,000           --
        Future income tax recovery (Note 17)                                  (52,665)      (4,555)
---------------------------------------------------------------------------------------------------
                                                                              233,380       99,887
---------------------------------------------------------------------------------------------------
Net (loss) income for the period (Note 15)                                  $ (45,095)   $  16,911
---------------------------------------------------------------------------------------------------
Accumulated earnings - opening                                                 43,052       26,141
---------------------------------------------------------------------------------------------------
Accumulated (deficit) earnings - closing                                    $  (2,043)   $  43,052
===================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31 (THOUSANDS OF DOLLARS)

                                                                                  2003         2002
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss) income Add items not involving cash:                              $ (45,095)   $  16,911
Depletion, depreciation and amortization                                        82,771       48,117
Impairment of oil and gas properties (Note 7)                                  130,000           --
Future income tax recovery                                                     (52,665)      (4,555)
Other expense                                                                      718        8,319
----------------------------------------------------------------------------------------------------
Funds from operations                                                          115,729       68,792
Changes in working capital                                                      (1,486)      (2,392)
----------------------------------------------------------------------------------------------------
                                                                               114,243       66,400
----------------------------------------------------------------------------------------------------
                                                                                98,103       24,899
FINANCING ACTIVITIES
Issuance of Trust Units (Note 10)
Issuance of Convertible Debentures (Notes 10 and 13)                            75,000           --
Issue costs (Note 10)                                                           (8,576)      (1,295)
Convertible debenture interest (Note 13)                                        (4,204)          --
Bank Loan                                                                      (46,742)       1,231
Unitholder Distributions                                                       (99,328)     (62,110)
----------------------------------------------------------------------------------------------------
                                                                                14,253      (37,275)
----------------------------------------------------------------------------------------------------
                                                                                    --       (1,202)
INVESTING ACTIVITIES
Internalization expense  (Note 5)
Acquisition of KeyWest Energy Corporation (Note 4)                             (73,380)         (40)
Acquisition of Landover Energy Inc. (Note 4)                                        --       (7,820)
Due to related party - cash portion and internalization costs                   (2,981)          --
Acquisition and disposals of oil and gas properties (Note 6)                   (22,887)       5,134
Capital development expenditures                                               (26,041)     (24,529)
Change in non-cash working capital                                              (2,651)         240
Contributions to reclamation fund (Note 8)                                      (1,286)        (908)
Other investments (Note 6)                                                         730           --
----------------------------------------------------------------------------------------------------
                                                                              (128,496)     (29,125)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                               $      --    $      --
====================================================================================================
The Trust paid the following cash amounts:
Interest                                                                     $   7,219    $   3,379
Capital and current taxes                                                    $   1,854    $     600
----------------------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


1.       STRUCTURE OF THE TRUST

         Viking Energy Royalty Trust (the `Trust') is an open-end investment trust, and its beneficiaries are the holders of the Trust units (the `Unitholders'). The business of the Trust involves the investment in energy related assets including petroleum and natural gas related assets, and pipeline, gathering, processing and transportation assets. Income to the Unitholders is generated through the acquisition, development, exploitation and disposition of these assets.

         During 2003, the Trust completed an internal corporate re-organization. The remaining subsidiaries are Viking Holdings Trust, Viking Energy Ltd., the Sedpex Partnership and Keywest Energy Partnership.

2.       SUMMARY OF ACCOUNTING POLICIES

         These consolidated financial statements are prepared following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions. Actual results could differ from those estimated.

BASIS OF ACCOUNTING

         The Trust's consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Investments in significantly influenced companies are accounted for by the equity method.

REVENUE RECOGNITION

         Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

CAPITAL ASSETS

         The Trust follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one Canadian cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

DEPLETION, DEPRECIATION AND AMORTIZATION

         Capitalized oil and natural gas costs are depleted using the unit-of-production method based on estimated proven reserves of oil and natural gas before royalties, as determined by management and reviewed by an independent reserve engineer, and capital costs plus estimated future development costs of proven undeveloped reserves less estimated salvage values of the production equipment. Natural gas reserves and production are converted to an equivalent volume of oil (barrel of oil equivalent or BOE) on an energy equivalent basis of six thousand cubic feet of natural gas to one barrel of oil. Office furniture and computer equipment are amortized over their useful lives at 20-30% each year. Leasehold improvements are amortized over the term of the lease and do not exceed 10 years.

FUTURE SITE RESTORATION AND ABANDONMENT COSTS

         The Trust has made a provision for estimated future site restoration and abandonment costs based on the unit-of-production method using proved reserves. The periodic charge to the provision is included with depletion, depreciation and amortization. Actual site restoration and abandonment costs are charged against the accumulated provision.

IMPAIRMENT

         Oil and gas assets are tested in each reporting period to determine that the net book value is recoverable and does not exceed the fair value of the properties. The costs are deemed to be recoverable if the undiscounted cash flows expected to result from the production of proved reserves are in excess of the carrying value of the oil and gas assets. If it is determined that the carrying value is not recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the discounted cash flows expected from the production of proved and probable reserves. Cash flows are estimated using future product prices and costs, and are discounted using the risk-free rate.

         The cost of unproved properties are excluded from the ceiling test calculation, and are subject to a separate impairment test.

GOODWILL

         Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

INCOME TAXES

         The Trust is a taxable entity for income tax purposes and is taxed on any taxable income that is not allocated to the Unitholders. A future income tax liability has been recorded on the acquisition of BXL Energy Ltd. (`BXL'), Landover Energy Inc. (`Landover') and KeyWest Energy Corporation (`KeyWest'). A future tax provision for inside tax basis is not provided in these consolidated financial statements as any taxable income of the Trust would be allocated to the Unitholders.

         Periodically, subsidiaries of the Trust may incur current taxes and future income taxes depending on the timing of the expenditures and income tax deductions. Current taxes, if unrecoverable, will be deducted from cash distributions.

FINANCIAL INSTRUMENTS

         The Trust uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense arising from corresponding contracts.

UNIT-BASED COMPENSATION

         The Trust has an Unit Option Plan, which is described in Note 10. Any compensation paid on exercise of Unit Options or purchase of Unit Options is credited to Unitholders' Capital. If Units or Unit options are repurchased, the excess of the consideration paid over the carrying amount of the Unit options cancelled is charged to accumulated earnings.

         Compensation expense is determined based on the intrinsic value of the options and is deferred and recognized over the vesting period of the plan with a corresponding increase or decrease to contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of valuation may result in significant fluctuations to compensation expense and potential recoveries. Recoveries will only be recognized to the extent that cumulative compensation expense has been previously recorded.

         Upon exercise of unit options, the consideration paid, along with the contributed surplus previously recognized, is recorded in Unitholders' capital. All forfeitures will be accounted for as they occur.

3.       CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

         At January 1, 2003, the Trust adopted Accounting Guideline 16 ("AcG-16") issued by the Canadian Institute of Chartered Accountants, a revised guideline for full cost oil and gas accounting. Under the old guideline ("AcG-5"), an enterprise level test on the recoverability of the net book value of capital assets was performed. Under this test, future net revenues for ceiling test purposes were based on undiscounted proved reserves at prices in effect as at the balance sheet date of the Trust's consolidated financial statements. Estimated future general and administrative expenses and financing charges associated with future revenues were deducted from future revenues. Under AcG-5, no write down would have been required at December 31, 2003.

Under AcG-16, the fair values of the oil and natural gas assets are considered in determining the recoverability of the net book value. The future cash flow of proved plus probable reserves is discounted at the risk free rate of return to determine the fair value of the oil and gas assets. These cash flows are determined based on management's best estimate of future prices and operating environment assumptions. As a result of this change, the Trust recorded a ceiling test write-down of $130.0 million, and related future income tax recoveries of $45.0 million.

UNIT-BASED COMPENSATION

         The Trust has elected early adoption of amendments made to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", pursuant to transitional provisions contained therein. Under early adoption, the Trust is required to account for the compensation expense of unit options granted on or after January 1, 2003, based on the fair value on the date granted. As the Trust is unable to determine the fair value at the date of grant, the Trust will measure compensation cost based on the intrinsic value of the unit option at the financial statement date for unexercised options. There was no impact in 2003 on net income as a result of adopting these new recommendations.

DISCLOSURE OF GUARANTEES

         Effective January 1, 2003, the Trust adopted AcG-14, "Disclosure of Guarantees". Under this guideline, the Trust is required to disclose all guarantees issued to third parties (see Note 19). There was no impact on net income as a result of adopting this new guideline.

4.       BUSINESS ACQUISITIONS

ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation through a plan of arrangement under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.4 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:
                                                                        (000's)
--------------------------------------------------------------------------------
Value of Viking Trust Units issued                                   $  175,931
Cash consideration                                                       66,000
--------------------------------------------------------------------------------
Purchase Price                                                          241,931
--------------------------------------------------------------------------------
Debt Assumed                                                             77,639
February distributions related to units issued on acquisition             2,738
Related expenses and fees                                                 4,682
Management fee Total Purchase Price                                         171
                                                                          7,682
--------------------------------------------------------------------------------
Total Purchase Price                                                 $  326,990
================================================================================

Purchase price allocation:
--------------------------------------------------------------------------------
Net working capital deficit                                          $   (1,066)
Future site restoration                                                  (2,230)
Future income taxes                                                     (64,147)
Goodwill                                                                 74,433
Capital assets                                                          320,000
--------------------------------------------------------------------------------
Total Purchase Price                                                 $  326,990
================================================================================

ACQUISITION OF LANDOVER ENERGY INC.

         Effective June 22, 2002, a wholly owned subsidiary of the Trust acquired 100% of the outstanding shares of Landover Energy Inc. The shares of Landover were acquired for $6,385,000 in cash, which was financed through debt, plus severance and related costs of $1,435,000. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $4.2 million, which has been assigned to property, plant and equipment acquired. Future income taxes reflect the difference between the purchase price and the tax basis acquired.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:
                                                                        (000's)
--------------------------------------------------------------------------------
Cash Consideration                                                     $  6,385
Debt assumed                                                              4,500
Severance and related expenses                                            1,264
Management fee                                                              171
--------------------------------------------------------------------------------
Total Purchase Price                                                   $ 12,320
================================================================================
Purchase price allocation:
Net working capital                                                         328
Future site restoration                                                    (258)
Future income taxes                                                      (2,046)
Capital assets                                                           14,296
--------------------------------------------------------------------------------
Total Purchase Price                                                   $ 12,320
================================================================================

5.       INTERNALIZATION OF THE MANAGER

         Effective December 31, 2002, the Trust had acquired its Manager, Viking Management Ltd. (`VML'), through the acquisition of all VML shares. The total cost of the internalization is broken down as follows:

(000's)                                                   2003     2002    Total
--------------------------------------------------------------------------------
Cash consideration                                      $   --   $2,750   $2,750
Trust Units to be Issued                                    --    4,217    4,217
Retention expense satisfied in Trust Units                  --      150      150
Retention expense paid in cash                              --      550      550
Related costs                                              231      652      883
--------------------------------------------------------------------------------
Internalization Expense                                 $  231   $8,319   $8,550
================================================================================

         The management agreement with VML required the Trust to pay management and acquisition fees to VML of 3% of net production revenue less general and administrative expenses plus 1% of distributions and 1.5% of acquisition costs respectively. No fees were payable on dispositions of assets. The internalization transaction resulted in the elimination of all acquisition fees as of October 11, 2002 and the effective elimination of all management fees at December 31, 2002. The termination of the management contract was subject to a one-year management fee buy out. The entire cost was expensed by the Trust. As part of the purchase agreement, the Trust also committed to pay $833,000 in additional retention amounts to senior management over a 4 year period. The settlement of these payments has been accelerated in conjunction with the severance payments to members of senior management. Retention expense included in general and administrative expense for 2003 and committed for 2004 are broken down as follows:

(000's)                                                   2003     2004    Total
--------------------------------------------------------------------------------
Retention expense satisfied in Trust Units                $593     $240     $833
--------------------------------------------------------------------------------

6.       PROPERTY ACQUISITIONS AND DISPOSITIONS

         The following summarizes the acquisitions and dispositions that were completed in 2003 and 2002 which were all completed for cash:

2003                                                   (000's)    EFFECTIVE DATE
--------------------------------------------------------------------------------
ACQUISITIONS:
Alexis and Lea Park                                   $24,372       May 15, 2003
Dodsland additional working interest                    1,494   November 7, 2003
Other                                                     200            Various
--------------------------------------------------------------------------------
Total cost of acquisitions                            $26,066
================================================================================

         During 2003, the Trust disposed of various working and GORR interests for proceeds of $2,329,000. In addition, the Trust disposed of a 20% interest in a private company which invests in natural gas facilities for proceeds of $730,000. The Trust recognized a loss of $284,000 on the transaction.

2002                                                   (000's)    EFFECTIVE DATE
--------------------------------------------------------------------------------
ACQUISITIONS:
Consort                                               $ 3,544   February 1, 2002
Bellshill additional working interest                   1,900       July 1, 2002
Other                                                     523            Various
Acquisition fees paid to the Manager                      113
Transaction costs                                          64
--------------------------------------------------------------------------------
Total cost of acquisitions                            $ 6,144
================================================================================

--------------------------------------------------------------------------------
DISPOSITIONS:
Cessford                                              $ 4,014    January 1, 2002
Minor working interests                                 2,949    January 1, 2002
East Pembina                                            1,578       July 1, 2002
Other                                                   2,737            Various
--------------------------------------------------------------------------------
Total proceeds from dispositions                      $11,278
================================================================================

7.       CAPITAL ASSETS

(000's)                                                       2003         2002
--------------------------------------------------------------------------------
Property, plant and equipment                            $ 940,890    $ 569,154
Accumulated depletion and depreciation                    (284,808)    (203,642)
Impairment                                                (130,000)          --
--------------------------------------------------------------------------------
Property, plant and equipment (net)                      $ 526,082    $ 365,512
================================================================================

         In 2003, under the new full cost accounting guideline AcG-16, the Trust realized a ceiling test write down of its oil and gas assets of $130.0 million, and related future income tax recoveries of $45.0 million. The crude oil and natural gas futures prices used in the ceiling test were obtained from third parties and represent management's best estimate of the future pricing environment for the Trust as at December 31, 2003. As of December 31, 2003, no write down was required under the former full cost accounting guideline. As of December 31, 2002, no write down was required under either guideline.

         The Trust does not capitalize any general and administrative expenses or interest unless it relates directly to the acquisition of capital assets.

8.       RECLAMATION FUND

         A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per BOE of production. Currently the Trust uses the funds allocated to the reclamation fund to reduce its banking facility costs. Actual abandonment and reclamation work undertaken in 2003 was funded from current period cash flow, and was not deducted from the fund balance. Contributions to the fund as shown below are deducted from cash available for distribution to Unitholders.

(000's)                                                       2003         2002
--------------------------------------------------------------------------------
Reclamation fund, beginning of year                         $2,944       $2,036
Contributions                                                1,286          908
Expenditures                                                    --           --
--------------------------------------------------------------------------------
Reclamation fund, end of year                               $4,230       $2,944
================================================================================

9.       BANK LOAN

         The Trust has two demand credit facilities under which it could borrow up to $200 million at December 31, 2003. These facilities are comprised of a syndicated revolving demand credit facility (the'Revolver') with a borrowing limit of $185 million, and a $15 million operating facility.

         The Revolver bears interest at bank prime and is secured by a $500,000,000 floating charge oil and gas debenture granting to the bank a first mortgage and a security interest in, and to, all of the present and future acquired property and assets of the subsidiaries of the Trust. The Revolver is subject to an annual review and has a demand feature; however, repayments are not required if borrowings are not in excess of the borrowing base.

         The Revolver has been renewed to June 17, 2004. In the event that the revolving period is not extended in the future, the loan outstanding at June 19, 2004 is repayable over a two year term period. If the loan is called, then one twelfth of the loan balance becomes payable on each of December 31, 2004, and June 21, 2005, five twelfths of the loan is payable on December 31, 2005, and a final lump sum payment of the balance of the loan outstanding is due at the end of the term period. Any amounts drawn on the operating facility at the balance sheet date are classified as current.

10.      UNITHOLDERS' CAPITAL

 AUTHORIZED
 Unlimited number of Trust Units.

ISSUED                                                       NO. OF
(000'S)                                                       UNITS
--------------------------------------------------------------------------------
Balance December 31, 2001                                    51,056   $ 401,130
--------------------------------------------------------------------------------
Public offering -  March                                      2,950      20,208
Less:  Unit issue costs                                          --      (1,295)
Distribution Re-investment Plan                                 338       2,341
Employee Unit Options                                           371       2,350
--------------------------------------------------------------------------------
Balance December 31, 2002                                    54,715   $ 424,734
================================================================================
Units issued - Internalization of the Manager                   692       4,779
Issue of Convertible Debentures (Note 13)                        --      75,000
Less:  Issue Costs                                               --      (3,383)
Units Issued with respect to KeyWest Acquisition             24,888     175,931
Debenture Conversion(a) (Note 13)                                97          --
Trust Unit Public Offering May 29, 2003                       8,000      50,400
Trust Unit Public Offering October 7, 2003                    6,800      42,840
Less:  Issue Costs                                               --      (5,193)
Distribution Re-investment Plan                                 826       5,020
Employee Unit Options                                           841       4,799
--------------------------------------------------------------------------------
Balance, December 31, 2003                                   96,859   $ 774,927
================================================================================
(a) For the year ended December 31, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

DRIP PLAN

         The Trust has a Distribution Re-investment and Unit Purchase Plan referred to in combination as the DRIP plan. This plan allows for existing Unitholders to re-invest their distributions to receive additional Trust Units at 95% of the market price and to purchase additional Trust Units up to $3,000 per Unitholder per calendar year at the market price.

UNIT OPTION PLAN

         The Trust has an option plan for directors and employees. On May 23, 2002, the Unitholders approved a revision to the Unit Option Plan (the `Plan'), which allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the `ratchet-down feature'). The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year. The Trust has determined that the amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

          The maximum number of Units authorized for grants of options is 5,400,000. Options vest 20% immediately upon granting and 20% each of the next four years on the anniversary date. The options have ten year terms with expiry dates of August 2009 through December 2013. The weighted average remaining contract term of the options at December 31, 2003, is 8.2 years (2002 - 8.5 years). The exercise price of the options outstanding at December 31, 2003, ranged from $5.23 to $8.55 (2002 - $6.10 to $8.55). The number of units and exercise prices of options are detailed in the table below:

(000's - EXCEPT PER UNIT AMOUNTS)                  2003                            2002
-------------------------------------------------------------------------------------------------------
                                           Unit    Weighted Average         Unit      Weighted Average
                                        Options      Exercise Price      Options        Exercise Price
-------------------------------------------------------------------------------------------------------
Beginning of year                         3,387            $   7.37        2,285              $   7.59
Granted                                   1,211                6.33        1,647                  6.91
Exercised                                  (841)               6.64         (371)                 6.38
Cancelled                                  (365)               6.95         (174)                 7.99
-------------------------------------------------------------------------------------------------------
Outstanding before ratchet-down           3,392            $   7.22        3,387              $   7.37
Ratchet-down reduction                       --               (1.00)          --                 (0.56)
-------------------------------------------------------------------------------------------------------
Outstanding, end of year                  3,392            $   6.22        3,387              $   6.81
=======================================================================================================
Exercisable before ratchet-down           1,394            $   7.55        1,062              $   7.49
-------------------------------------------------------------------------------------------------------
Ratchet-down reduction                       --               (1.19)          --                 (0.59)
-------------------------------------------------------------------------------------------------------
Exercisable, end of year                  1,394            $   6.36        1,062              $   6.90
=======================================================================================================

The following table summarizes information about fixed stock options outstanding at December 31, 2003.

                             Number            Remaining      Exercise Price          Number
Exercise Prices after    Outstanding at       Contractual      after Ratchet       Exercisable
   Ratchet-down (a)     December 31, 2003       Life (b)      -down (b), (c)   at December 31, 2003
====================================================================================================
    $4.74 - $6.27           2,139,700             8.7                 $5.78                621,500
    $5.81 - $7.19           1,252,150             7.2                 $6.96                772,950
----------------------------------------------------------------------------------------------------
    $4.74 - $7.19           3,391,850             8.2                 $6.22              1,394,450
====================================================================================================

(a) Range of prices before ratchet-down is $5.23 to $6.90 and $7.17 to $8.55 respectively. (b) Based on weighted average unit options. (c) Weighted average exercise price before ratchet down is $6.59 and $8.30 respectively.

         Since the fair value of the options can not be determined due to the nature of the ratchet down feature pro forma compensation cost has been determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the twelve months ended December 31, 2003, the intrinsic value of the unit options issued after January 1, 2003, was $ nil; as such, no compensation expense has been recorded in the current year. The intrinsic value was calculated based on the year end unit price of $5.65.

UNIT AWARD INCENTIVE PLAN

         Subject to Unitholder approval, the Trust has implemented an Unit Award Incentive Plan (the `Unit Plan') for directors and employees of the Trust. Under the Unit Plan, Trust Units awarded will be either Restricted Awards or Performance Awards.

         Restricted Award Units vest 50% on the two anniversary dates after the grant date. Performance Award Units vest 100% on the second anniversary date after the grant date. For both types of awards the number of Units will be adjusted at the vesting date for distributions paid since the awards were granted. The Trust has proposed that a maximum of 3,860,000 Trust Units be available for use under this plan. No Trust Units were issued in 2003 under this plan.

11.      UNITHOLDER DISTRIBUTIONS

(000's EXCEPT PER UNIT AND TRUST UNIT AMOUNTS)             2003            2002
--------------------------------------------------------------------------------
Funds from operations                              $    115,729    $     68,792
Contributions to reclamation fund                        (1,286)           (908)

Convertible Debenture interest                           (7,518)             --
--------------------------------------------------------------------------------
Cash available for distribution                         106,925          67,884
Cash funded from/(applied to) debt                         (365)         (5,409)
================================================================================
Unitholder distributions declared                  $    106,560    $     62,475
================================================================================
Unitholder distributions, per unit                 $       1.26    $       1.16
================================================================================
Weighted average number of Trust Units               84,359,126      53,815,175
================================================================================

         The Trust is required under the Trust indenture to pay monthly distributions to Unitholders from its cash flow from operations after deducting certain items. Distributions are declared to Unitholders of record on the last day of the month and paid on the 15th day of the following month. Total cash distributions paid to Unitholders in 2003 were $99,328,000 (2002 - $62,110,000). Distributions paid to Unitholders who held Trust Units December 31, 2002, through November 30, 2003, were $1.28 per unit (2002 - $1.16) based on the number of Units outstanding at the end of each month.

12.      RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS
                                                                        (000's)
--------------------------------------------------------------------------------
Balance, December 21, 2001                                          $ (176,149)
Unitholder distributions declared                                      (62,475)
--------------------------------------------------------------------------------
Balance, December 31, 2002                                            (238,624)
Unitholder distributions declared                                     (106,560)
Convertible debenture holder interest (Note 13)                         (7,518)
--------------------------------------------------------------------------------
Balance December 31, 2003                                           $ (352,702)
================================================================================

13.      CONVERTIBLE DEBENTURES

         On January 13, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the `Convertible Debentures'). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 and the first interest payment occurred on July 31, 2003. As a result of the Trust's option to settle the principal and interest obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriters' fees of $3.0 million and issue costs of $0.4 million. On December 31, 2003, the quoted market value of the Convertible Debentures was $78,949,000.

14.      SEVERANCE AND INTERNALIZATION EXPENSE

         Severance and internalization expenses of $2,177,000 (2002 - $8,319,000) represent one-time general and administrative costs. Of this amount $0.4 million was satisfied in Trust Units.

15.      NET INCOME

            (per unit amounts)                              2003          2002
         ----------------------------------------------------------------------
         Net income
              Basic(a)(b)                            $    (0.62)      $   0.31
              Diluted(b)                             $    (0.62)      $   0.31
         ----------------------------------------------------------------------
         (a) Basic net income per unit is calculated by taking net income adjusted for convertible debenture interest divided by weighted average units for the year ended December 31.
         (b) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore, the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of units outstanding for the period, which was 84,359,126 (2002 - Basic: 53,815,175; Diluted: 53,958,400).

16.      RELATED PARTY TRANSACTIONS

         Effective December 31, 2002, all fees paid under the management agreement between the Manager and the Trust were eliminated pursuant to the acquisition of the Manager (see Note 5). Under the management agreement, fees were payable to the Manager for management, administrative and acquisition services. Total acquisition fees paid to the Manager in 2002, prior to the elimination of the management agreement were $284,000. These fees were included in the capital costs of the acquisition. During 2002, the Manager received $5,442,000 for general and administrative expenses incurred on behalf of the Trust, and $2,877,000 in management fees.

         In 2003, the Trust and a private company jointly acquired an interest in the Alexis Unit and Lea Park areas. The president and chief executive officer of the private company is a director of the Trust.

17.       INCOME TAXES

         All subsidiaries of the Trust are subject to income taxes and an amount of $874,000 for 2003 (nil in 2002) was paid and was charged to current operations. All corporate subsidiaries of the Trust are subject to Federal Large Corporations Tax, and an amount of $980,000 for 2003 ($600,000 in 2002) was paid and was charged to current operations.

         The Trust had an approximate tax basis of $354.9 million ($190.0 million in 2002) at the end of the year available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $24.1 million ($3.8 million in 2002).

         In 2003, as a result of the rate reductions, the Trust's income tax rate applied to temporary differences decreased to approximately 35% from 42% that was applied to corporate acquisitions in the year. As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $8.5 million in 2003. In addition, the Trust realized a future income tax recovery of $45.0 million as a result of the impairment of oil and natural gas properties (Note 7).
         The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before future income tax recovery as follows:

(000's)                                                       2003         2002
--------------------------------------------------------------------------------
Net (loss) income before taxes                            $(95,906)    $ 12,956

Statutory income tax rate                                    34.62%       42.34%
--------------------------------------------------------------------------------
Expected tax                                               (33,203)       5,486

Add/(Deduct) the tax effect of:
Net income of the Trust                                    (26,327)     (16,525)
Resource allowance                                         (11,560)      (8,021)
Non-deductible crown charges                                 9,018        4,744
Capital and other taxes                                      1,854          600
Alberta Royalty Tax Credit                                    (197)        (212)
Internalization of the Manager                                (211)       3,522
Adjustments for acquisitions, rate changes and
   internal re-organization                                  7,961        5,851
================================================================================
Future income tax recovery                                $(52,665)    $ (4,555)
================================================================================

The net future income tax liability is composed of:

(000'S)                                                       2003         2002
--------------------------------------------------------------------------------
Capital assets in excess of tax value                     $ 50,246     $ 38,160
Share issue costs deductible for tax purposes                 (634)         (30)
--------------------------------------------------------------------------------
Future income tax liability                               $ 49,612     $ 38,130
================================================================================

         Future income taxes are recorded to the extent that they were created on the business acquisitions of BXL Energy Ltd., Landover and KeyWest and are recovered as the assets are depleted. Future income taxes are recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired.

18.      FINANCIAL INSTRUMENTS

COMMODITY SWAP CONTRACTS

         The Trust uses commodity and foreign exchange swap contracts to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the period ended December 31, 2003 of $12,348,000 (2002 - $2,804,000). This amount is included in oil and natural gas revenue.

         The Trust has also entered into power hedging contracts to manage its exposure to increasing power costs. The result of this was net hedging income for the year of $671,000 (2002 - $127,000). This amount is included in operating costs.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At December 31, 2003, the Trust had the following swap contracts in place, which are settled on a monthly basis.

           COMMODITY             QUANTITY            PERIOD                 PRICE/RATE
================================================================================================
Crude Oil Swaps                     500 bbl/d    Jan. 1 - Mar 31/04                31.30 US/bbl
Crude Oil - collars               2,000 bbl/d    Jan. 1 - Mar 31/04     1st Floor $24.08 US/bbl
                                                                        2nd Floor $26.99 US/bbl
                                                                          Ceiling $32.10 US/bbl
                                  1,000 bbl/d    Apr. 1 - Jun 30/04     1st Floor $22.00 US/bbl
                                                                        2nd Floor $25.33 US/bbl
                                                                          Ceiling $30.75 US/bbl
                                    500 bbl/d   Jul. 1 - Dec. 31/04     1st Floor $23.00 US/bbl
                                                                        2nd Floor $27.00 US/bbl
                                                                          Ceiling $30.05 US/bbl

Natural Gas Swaps
-        Physical                 1,896 Mcf/d    Jan. 1 - May 31/04                   $7.09/Mcf
-        50% Participating        5,687 Mcf/d    Jan. 1 - Mar 31/04                   $6.66/Mcf
Natural Gas - collar              1,896 Mcf/d    Jan. 1 - Oct 31/04         1st Floor $5.38/Mcf
                                                                            2nd Floor $6.33/Mcf
                                                                              Ceiling $7.65/Mcf

Foreign Exchange Swaps           $34,897 US/d    Jan. 1 - Mar 31/04                 $1.3185 CAD
                                 $16,035 US/d    Apr. 1 - Jun 30/04                 $1.3354 CAD
Foreign Exchange - collar        $17,647 US/d    Jan. 1 - Dec 31/04           Floor $1.3072 CAD
                                                                            Ceiling $1.3475 CAD
Power                          5 megawatts/hr    Jan. 1 - Dec 31/04                  8.2 GJ/MWh
------------------------------------------------------------------------------------------------

FAIR VALUES

         At December 31, 2003, the fair market value of all of the Trust's financial instruments, except for those noted above, approximate their carrying value due to the short-term maturity of these instruments. Financial instruments carried on the balance sheet include current assets, current liabilities, retention bonuses and long term debt. The value of long-term debt approximates its carrying value as the cost of borrowing approximates the market rate for similar borrowings.

CREDIT RISK

         Commodity hedging contracts are placed with major Canadian financial institutions or with major crude oil marketing firms that market the Trust's physical product, and that meet credit ratings as provided by the risk management guidelines of the Trust.

19.      COMMITMENTS AND CONTINGENT LIABILITIES

         Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2003. are:

--------------------------------------------------------------------------------
2004                                                          $         811,000
2005                                                                    654,000
2006                                                                    635,000
2007                                                                    567,000
2008                                                                    539,000
--------------------------------------------------------------------------------
Total commitments                                             $       3,206,000
================================================================================

         At December 31, 2003, the Trust had standby letters of credit with the Alberta Electric System Operators, Aquila Networks, ATCO Electric and Lac St. Anne County for $2,410,000, $400,000, $86,000 and $10,000 respectively.

         The Trust has natural gas supply contracts with the Pan Alberta Aggregator Pool (`the Pool'), which is working towards terminating its transportation and marketing commitments. If successful, the producers will be responsible for a share of those commitments based upon their percentage of supply to the Pool. As at December 31, 2003, the Trust's share of the Pool was less than 1%. A number of extenuating circumstances surround this issue and, therefore, the Trust is unable to determine its contingent liability at this time. However, given the Trust's relatively small portion of the Pool it is not expected that this settlement would have a material impact on the Trust's operations.

         In the normal course of business, the Trust enters into various take-or-pay contracts with third parties which require the Trust to deliver pre-set volumes over a period of time. As at December 31, 2003 the Trust is renegotiating the commitments of two of these contracts. The liability associated with these contracts cannot be determined at this time, as the Trust is in the process of negotiating settlement. The maximum future payments are not expected to be greater than approximately $1.5 million.

ABOUT VIKING

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The Trust currently has 97,223,866 nits outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3-million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                                     Viking Energy Royalty Trust
President and CEO                                 Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta
     or                                           T2P 0L4

Diane Phillips                                    Ph:  (403) 268-3175
Investor Relations                                Toll Free:  1-877-292-2527

                                                  Email: vikingin@viking-roy.com



         For further information regarding Viking Energy Royalty Trust, visit our website at www.vikingenergy.com
                                        --------------------